Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 21, 2025

VIA EDGAR TRANSMISSION

Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 247 to the Trust’s Registration Statement on Form N-1A (“PEA No. 247”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on March 7, 2025, regarding PEA No. 247, filed on behalf of its series, the Oasis Capital Digital Asset Debt Strategy ETF (the “Fund”). PEA No. 247 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on January 17, 2025 for the purpose of registering the Fund as a new series of the Trust. The Trust is filing a post-effective amendment (the “Amendment”) under Rule 485(b) with the revisions discussed herein in response to the Staff’s comments, to change the Fund’s name to Digital Asset Debt Strategy ETF, to make certain non-material changes as appropriate, and to file exhibits to the registration statement. Capitalized terms used herein have the same meaning as in PEA No. 247.

Prospectus – Fund Summary – Fees and Expenses of the Fund

1.	In correspondence, please provide the completed “Fees and Expenses of the Fund” table and “Expense Example” prior to filing the Amendment.

Response: The Fund’s completed Fees and Expenses of the Fund table and Expense Example are shown in the attached Appendix A.

Prospectus – Fund Summary – Principal Investment Strategies

2.	The first bullet point in the third paragraph under “Principal Investment Strategies” relates to investments in “Digital Asset Mining/Data Center Companies, Utilities & Energy Companies.” Clarify the types of utilities and energy companies that the Fund will invest in as part of its principal investment strategies. The Staff understands that many digital asset companies require significant energy utilization to run their operations. However, this does not appear different from other industries that also require a significant amount of energy for their operations. To the extent that the Fund will invest in utilities and energy companies that merely provide power generation to digital asset industries. as well as industries other than digital asset industries, please explain why a reasonable investor would expect to be investing in such utilities and energy companies given the proposed name of the Fund. Also, advise on whether there are any limits in the amount of Fund asserts that will be invested in such utilities and energy companies.

Response: The Trust responds by noting that the Fund no longer intends to count investments in utilities and energy companies towards compliance with the Fund’s 80% investment policy. Accordingly, references to securities of utilities and energy companies in the referenced bullet have been deleted.

The Trust will also add the following disclosure, subject to minor, non-substantive revisions, as a new paragraph under “Principal Investment Strategies” on page 2 of the Prospectus:

“In addition, the Fund may invest up to 20% of its net assets in debt securities of issuers that are essential to supporting the infrastructure around digital asset-related activities such as utilities & energy companies that provide the electrical power generation needed for digital asset mining operations, and technology & semi-conductor companies that provide the specialized computer hardware and software used by digital asset miners.”

3.	The second bullet point in the third paragraph under “Principal Investment Strategies” relates to investments in “Direct Holders of Digital Assets” and includes domestic or foreign government issuers that hold digital assets in their treasury. Clarify whether there are any minimum thresholds relating to the digital assets holdings of such domestic or foreign government issuers that need to be met for securities issued by such domestic or foreign government issuers to be held by the Fund.

Response: The Trust responds by revising the referenced disclosure as follows, subject to minor, non-substantive revisions:

“Direct Holders of Digital Assets. Corporate or government issuers with at least 1,000 bitcoins on their balance sheet or in their treasury, as applicable, or, in the case of government issuers (including national or state governments), that offer digital asset-linked debt securities.”

4.	The third bullet point in the third paragraph under “Principal Investment Strategies” relates to investments in “Technology & Semi-Conductor Companies.” Clarify whether the Fund’s investments in such companies are limited to companies whose products are specifically designed for digital asset companies or if they are used in computers and other technology generally. To the extent such companies produce products that are primarily used for other, non-digital asset related applications, please explain why a reasonable investor would expect the Fund to be invested in such a general technology company given the proposed name of the Fund.

Response: The Trust responds by noting that the Fund no longer intends to count investments in technology & semi-conductor companies towards compliance with the Fund’s 80% investment policy. Accordingly, the referenced bullet has been deleted. The Trust further responds by noting the additional disclosure to be added as referenced in the response to comment No. 2, above.”

5.	The fifth bullet point in the third paragraph under “Principal Investment Strategies” relates to investments in “Global Asset Managers/Financial Service Providers.” Explain how the Fund will determine that such a company is a “recognized leader in driving the adoption of digital assets” as indicated in that bullet point.

Response: The Trust responds by adding the following disclosure, subject to minor, non-substantive revisions, to the fifth paragraph under “Principal Investment Strategies” on page 2 of the Prospectus:

“In determining whether a company is an industry leader in a particular digital asset-related activity, the Adviser and Sub-Adviser will review trade publications, information about a company’s product lines and services, company financial reports, news articles and other data such as the amount of revenue a company has generated from digital asset-related activities relative to its competitors in the industry. With respect to companies that are platform & payment companies or global asset managers/financial service providers, the Adviser and Sub-Adviser will consider as part of this analysis the volume of digital-asset payment transactions processed, offerings of tokenized products or digital financing, the extent to which a company is promoting or offering new digital asset-related products and services, and the overall revenue generated from digital asset-related activities relative to competitors.”

6.	With regard to the fourth paragraph under “Principal Investment Strategies,” clarify how this paragraph relates to the broad descriptions of utilities companies, energy companies, semi-conductor companies and technology companies. For example, will the Fund exclude such companies that derive a majority of their revenues from activities other than digital asset-related activities? Also, clarify how the Fund will determine whether a company is an acknowledged leader in a particular digital asset-related activity.

Response: The Trust responds by referring to the responses to comments Nos. 2 and 4, above.

7.	Under “Portfolio Attributes,” consider enhancing disclosure to address the anticipated number of positions that the Fund is typically expecting to hold. To the extent the Fund anticipates having material exposure to a particular issuer, sector or geographic region, please add additional disclosure to that effect.

Response: The Trust responds supplementally that the Fund does not anticipate having material exposure to a particular issuer, sector or geographic region beyond that which is currently disclosed in the Prospectus. The Fund could have material exposure to each of the categories of issuers listed in the “Principal Investment Strategies” section of the Prospectus. The Trust further responds by adding the following disclosure, subject to minor, non-substantive revisions, under “Portfolio Attributes” in the Prospectus:

“The Fund expects to maintain a portfolio of approximately 35 to 70 holdings, although the actual number of holdings may vary.”

8.	Please supplementally advise how the implementation of the Fund’s principal investment strategies will be impacted by the requirements of Rule 22e-4 under the 1940 Act. Consider the need for additional risk disclosure given the relative novelty of digital assets as an asset class.

Response: The Trust responds supplementally by noting that the Trust does not anticipate that the implementation of the Fund’s principal investment strategies will be impacted by the requirements of Rule 22e-4 under the 1940 Act. Certain convertible bonds in which the Fund may invest may be unrated and the liquidity of such bonds will depend on the issuer’s credit rating and prevailing market conditions; however, the Trust believes that the liquidity in the Fund’s investment universe is sufficient to avoid any concerns over compliance with Rule 22e-4. In light of the fact that certain individual holdings of the Fund may be illiquid,, the Trust will add the following disclosure, subject to minor, non-substantive revisions, to the “Principal Investment Risks” section of the Prospectus:

“Liquidity Risk. The Fund may hold certain investments that may be subject to restrictions on resale, trade over-the-counter or in limited volume, or lack an active trading market. Accordingly, the Fund may not be able to sell or close out of such investments at favorable times or prices (or at all), or at the prices approximating those at which the Fund currently values them. Illiquid securities may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value.”

9.	Given the Fund’s focus on investments related to digital assets, confirm supplementally that the Fund does not anticipate concentrating its investments in any industry or group of related industries.

Response: The Trust responds supplementally by confirming that the Fund does not anticipate concentrating its investments in any industry or group of related industries.

If you have any questions or require further information, please contact Tom Bausch at (414) 287-9386 or tbausch@gklaw.com.

Sincerely,

/s/ Thomas Bausch

Thomas Bausch

Attorney

Godfrey & Kahn, S.C.

APPENDIX A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.29%
Total Annual Fund Operating Expenses	1.04%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses (collectively, the “Excluded Expenses”).

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$106	$331